Golfsmith International Holdings, Inc. Appoints Robert E. Allen to Board of Directors; Regains Compliance with Nasdaq Independent Director Requirements

AUSTIN, TX., July 2, 2008 — Golfsmith International Holdings, Inc. (Nasdaq: GOLF) announced the appointment of Robert E. Allen to fill a vacancy on its Board of Directors to serve until the next annual meeting of shareholders. In addition to serving as a Director, Mr. Allen has also been appointed to the Audit Committee.

Mr. Allen qualifies as an independent director under Nasdaq Marketplace Rule 4350 which requires a listed company to have an audit committee of at least three independent directors. Upon Mr. Allen’s appointment, the Company received notification from Nasdaq that it had regained compliance with Rule 4350 and was therefore in compliance with all Nasdaq listing standards.

Mr. Allen was founder, and since 1982 has served as Managing Director, of Redding Consultants. His experience combines extensive management with over twenty years of consulting with McKinsey & Company, Inc. and Redding Consultants. His non-consulting experience includes having been Senior Vice President of Emery Worldwide (overnight airfreight) where he was responsible for international operations and U.S. sales and marketing. Previous to this, he served as Chief Marketing Officer of Genesco, Inc. (footwear, specialty retailing and apparel). Early in his career, Mr. Allen worked for Hans Schwartzkopf GmbH (personal care products) and Liggett and Myers (liquors and tobacco).

Mr. Allen serves on the Board of J. Roberts and Son, a UK manufacturer of luxury goods. He is also a former Board member of EDO Corporation, a defense contractor, Pioneer Companies, Inc., a manufacturer of Chlor Alkali and related products, Bic Corporation, an international consumer goods company and Goodwin Biotechnology, a manufacturer of monoclonal antibodies. As a Board member, he has served for over fifteen years on various Audit Committees and has been the Chairman of three Special Committees (Sale/Merger), two Compensation Committees, and one Governance and Nominating Committee.

About Golfsmith

Golfsmith International Holdings, Inc. (NASDAQ:GOLF) is a specialty retailer of golf and tennis equipment, apparel and accessories. The company operates as an integrated multi-channel retailer, offering its guests the convenience of shopping in its 72 stores across the United States, through its Internet site and from its assortment of catalogs. Golfsmith offers an extensive product selection that features premier branded merchandise, as well as its proprietary products, clubmaking components and pre-owned clubs.

Cautionary Language

Certain statements made in this news release are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements are only predictions based on our current expectations and projections about future events. Important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, those discussed in our Form 10-K, filed March 6, 2008 under the caption “Risk Factors.”

SOURCE: Golfsmith International Holdings, Inc.

Golfsmith International Holdings, Inc., Austin
Investor Relations:
Joe Teklits/Jean Fontana, 203-682-8200
investor.relations@golfsmith.comr
www.icrinc.com